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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D/A	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Akorn, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

009728106

(CUSIP Number)

G. Edward Arledge, 11988 El Camino Real, Suite 200, San Diego, CA  92130 (858) 720-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009728106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arjun C. Waney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 516,000

	8.	Shared Voting Power 4,644,859

	9.	Sole Dispositive Power 516,000

	10.	Shared Dispositive Power 4,644,859

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,160,859

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9% (But see Item 5(b))

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 009728106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Judith D. Waney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,056,128

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,056,128

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,056,128

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.1% (But see Item 5(b))

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 009728106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Argent Fund Management Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 960,331

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 960,331

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 960,331

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.3% (But see Item 5(b))

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 009728106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) First Winchester Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 628,400

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 628,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 628,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8% (But see Item 5(b))

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated to read as follows:

This constitutes Amendment No. 4 ("Amendment") to the Statement on Schedule 13D, filed on August 22, 2003, relating to shares of the Common Stock (the "Shares") of Akorn, Inc., a Louisiana corporation (the "Issuer"), as amended by Amendment No.1 to such filing, filed on October 17, 2003, Amendment No. 2 to such filing, filed on December 31, 2003, and Amendment No. 3 to such filing, filed on January 19, 2006. The principal executive offices of the Issuer are located at 2500 Millbrook Drive, Buffalo Grove, Illinois 60089.

Except as otherwise described herein, the information contained in the Schedule 13D, as amended, remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them.  Information given in response to each item in the Schedule 13D, as amended, shall be deemed incorporated by reference in all other items.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is unchanged.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following paragraphs:

On May 5, 2006, Mr. Waney sold 881,169 Shares held by him, at a purchase price of $4.75 per Share, to three individuals in private transactions.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended and restated to read as follows:
(a) Amount beneficially owned: Mr. Waney may be deemed to beneficially own 5,160,859 Shares, which constitutes approximately 6.9% of the outstanding Shares, due to the following:
1. 960,331 Shares are held by Argent. Mr. Waney serves as Chairman and Managing Director and owns 52% of Argent.
2. 628,400 Shares are held by First Winchester, which operates as an equity fund for investors unrelated to Mr. Waney and whose investments are directed by Argent.

3.             516,000 Shares are held by Mr. Waney, including 10,000 vested options currently exercisable to purchase Shares at an exercise price of $2.00 per Share and 506,000 Shares held through Individual Retirement Accounts maintained in the United States

4. 3,056,128 Shares are held jointly by Mr. Waney and Mrs Waney.

(b)           The information set forth in Rows 7 through 13 of the cover pages hereto for each Reporting Person is incorporated herein by reference.   The percentage amount set forth in Row 13 for all cover pages filed herewith hereto, and of Item 5(a) above, is calculated based upon the 74,424,989 Shares outstanding as of April 7, 2006, as set forth in the Issuer’s Proxy Statement, filed with the Securities and Exchange Commission on April 21, 2006.

(c)           On March 29, 2006, Mr. Waney gifted 4,000 Shares to certain individuals.  As described above, on May 5, 2006, Mr. Waney sold 881,169 Shares to certain individuals in private transactions at $4.75 per Share.

(d) As noted above, 628,400 Shares are held by First Winchester, which operates as an equity fund for investors unrelated to the Reporting Persons.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is unchanged.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is amended by adding the following Exhibit: Agreement dated May 5, 2006 between Mr. Waney and Mrs. Waney.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2006
Date
/s/ Arjun C. Waney
Signature
Arjun C. Waney
Name/Title